

April 17, 2013

<u>Via E-mail</u>
Patrick J. Grismer
Chief Financial Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

> **Re: YUM! Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed February 20, 2013**
> **File No. 001-13163**

Dear Mr. Grismer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 29, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>China Results of Operations, page 26</u>

1. We note that KFC China sales, as well as sales of your China Division, have been significantly impacted by what you disclose as intense media attention surrounding an investigation by the Shanghai FDA into poultry supply management at your China Division. As such, you have quantified the estimated percentage by which same-store sales of the China Division have declined for each period impacted. However, per the disclosure on page 21 of your filing, same-store sales growth is defined as the estimated growth in sales of all restaurants that have been open and in the YUM system for one year or more. In this regard, we note that the dollar amount of revenues generated from the China Division's same-store sales and/or the <u>absolute</u> change in the dollar amount of

those revenues cannot be easily determined from your current disclosure, due to the significant amount of restaurant unit activity – particularly, new builds – at the division. Given the significant impact that this event appears to have had on sales of the China Division beginning as of the last two weeks of fiscal year 2012, we believe that you should revise your disclosure to disclose the dollar amount of the absolute variance in the same-store sales of the China Division. We believe that disclosure of the dollar amount of the absolute variance in same-store sales would be significantly more informative with regard to the magnitude of the impact of the aforementioned investigation on the segment's current period sales, as well as the impact on sales during the future periods of your recovery from this situation. Similarly, we believe that you should consider disclosing the offsetting impact of any reduction to costs of sales and the impact on restaurant profit that has resulted from your reduced same-store sales, if such information would be deemed meaningful to investors understanding of segment results. Please include your revised disclosure as part of the "company-operated store results" section of MD&A – that is, in addition to any discussion included as part of the "significant known events, trends or uncertainties…" section of MD&A.

Notes to Consolidated Financial Statements

Note 19 – Contingencies

Legal Proceedings, page 94

2. For several of the proceedings disclosed you state "… in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated." To comply with the disclosure requirement of ASC 450-20-50-4.b, it appears that your determination of the amount of the reasonably possible loss or range of loss to disclose for these proceedings should be based on your determination of all of the potential outcomes that are reasonably possible, rather than on a prediction of the outcome. For another proceeding disclosed, you state that in view of the inherent uncertainties of litigation, there can be no assurance that the lawsuit will not result in losses in excess of those currently provided. However, your disclosure did not address the amount of reasonably possible loss or range of loss in excess of what has been accrued or, if true, that such estimate is not material or that one cannot be made, pursuant to ASC 450-20-50-4.b. Please advise and revise your disclosure as appropriate. Portions of your response to comment 2 of your letter to us dated September 11, 2012 may be useful in any revised disclosure you consider. Additionally, if your determination for two or more matters is that the estimate of the amount of the reasonably possible loss or range of loss for each matter is not material, please tell us and disclose whether or not all such matters taken together are material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief